SF 613                                Page 1                           SAMPLE

                             CHANGE OF INSURED RIDER



This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

DEFINITIONS

CHANGE OF INSURED DATE means the Monthly Date next following Our approval of a requested Change of Insured application. The insurance on the new Insured will be effective on the Change of Insured Date.

     EXAMPLE: If the Policy Date is June 5, 2002, and Your requested Change of Insured is approved on April 20, 2004, the Change of Insured Date will be May 5, 2004.

CHANGE OF INSURED PRIVILEGE

You may name a new Insured for this policy if:

     1.   You are the original and current owner of this policy;

     2.   This policy is in force and is not in a grace period;

     3. Benefits are not being granted under any rider due to the Insured's disability;

     4.   You  have  an  insurable  interest  in the  life of the  proposed  new
          Insured;

     5. The Age Last Birthday of the proposed new Insured is 69 or under on the Change of Insured Date; and

     6. You supply evidence which satisfies Us of the proposed new Insured's insurability under Our underwriting guidelines then in effect.

LIMITATIONS AND CONDITIONS

1. The Total Face Amount, Surrender Value, and Policy Value will remain the same.

2. Any benefit riders which are part of this policy end on the Change of Insured Date. Riders may be added for the new Insured only with Our consent.

3. Any loans or unpaid loan interest secured by Your policy will remain indebtedness and are subject to the conditions of the Policy Loans section of Your policy.

4.   Your policy will remain subject to any existing assignments.

INCONTESTABILITY

We will not claim Your policy is void or deny payment of any proceeds after it has been in force during the Insured's lifetime for two years from the Change of Insured Date for the new Insured, except for any claim for total disability or accidental death benefits Your policy may provide.




Any Total Face Amount increase made after the Change of Insured Date has its own two year contestability period which begins on the Adjustment Date.

The time limits in this provision do not apply to fraudulent misrepresentations.

SUICIDE

The death proceeds of the policy will not be paid if the new Insured dies by suicide, while sane or insane, within two years of the Change of Insured Date. Instead, We will pay the Net Surrender Value as of the date of death.

TERMINATION

This rider ends on the first of:

1.   The policy anniversary following the Insured's 70th birthday;

2.   Termination of Your policy; or

3.   The death of the Insured under Your policy while it is in force.







President and Chief Executive Officer